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                                                                  Rule 424(b)(5)
                                                               File No. 33-35773

PRICING SUPPLEMENT
(To Prospectus Supplement dated July 24, 1996)
 To Prospectus dated July 24, 1996

                                   $10,000,000

                               The Timken Company

                  6.99% Fixed Rate Medium-Term Notes, Series A

                           ---------------------------


                   Interest payable August 15 and February 15

                          Commencing February 15, 1997

                           ---------------------------



 Principal        Date of            Maturity           Fixed Interest Rate
  Amount           Issue              Date                   Per Annum
 ---------        -------            --------           -------------------

$10,000,000       11/1/96             11/1/06                 6.99%


Price to Public:  100% of principal amount of each Note.

Redemption/Repayment:      The Notes are not redeemable prior to their stated
                           maturity date and are not repayable prior to such date.

                        ---------------------------------

                        Morgan Stanley & Co. Incorporated

                       ----------------------------------




November 1, 1996



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                               RECENT DEVELOPMENTS

                  On September 10, 1996, the Company issued the following press release:

                  CANTON, OH -- September 10, 1996 -- Continuing to pursue its worldwide growth strategy, The Timken Company today announced that it has entered into negotiations to acquire the tool steel finishing and distribution businesses of Sanderson Kayser Ltd., a United Kingdom integrated steelmaker, from its British parent GEI International PLC.

                  The businesses to be acquired are based in Sheffield, England, and include steel distribution sites in Birmingham, London and Wigan, England; and Glasgow, Scotland.

                  "This acquisition is important in two major respects," said Joseph F. Toot, Jr., president and chief executive officer. "We have been moving at a demonstrably faster pace to achieve stronger worldwide growth. This acquisition, along with other recent acquisitions, including one in Poland, as well as joint ventures in India and China, accelerates that progress. In particular, it strengthens our position in the value-creation stream of the tool steel business.

                  "With this latest move, we will expand the breadth and depth of our core competencies," said Mr. Toot. "We will be combining Sanderson Kayser's market position and distribution capabilities with The Timken Company's leadership in technology, manufacturing and tool steel distribution. Along with the recent acquisitions of Ohio Alloy Steels and Houghton & Richards, the addition of Sanderson Kayser translates into strengthened tool steel leadership."

                  The Sanderson Kayser businesses will become part of Latrobe Steel Company, a Timken Company subsidiary known for its leadership in specialty steel manufacturing and, increasingly, in tool steel distribution. Sales of the businesses to be acquired were about $17 million in 1995.

                  The Timken Company is a worldwide leader in the manufacture of highly engineered bearings and alloy steels. The company employs some 17,000 people worldwide and reported 1995 sales of $2.2 billion.

                  On October 18, 1996, the company issued the following press release:

                  CANTON, OH - October 18, 1996 - Continuing to pursue its strategy of accelerating growth worldwide, The Timken Company announced today that it is nearing completion of negotiations to acquire the tapered roller bearing business of Gnutti Carlo S.p.A. Located near Brescia in northern Italy, Gnutti is a leading European manufacturer of tapered roller bearings.


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                  "This acquisition fits perfectly with our basic business,
gives us a stronger position in Europe, and enables us to offer a broader range of product to our customers," said Joseph F. Toot, Jr., president and chief executive officer.

                  Established in 1922, Gnutti Carlo S.p.A. is a privately owned firm. Its bearing business serves primarily the truck, railroad and construction equipment markets. 1995 sales for the bearing business approached $25 million.

                  "This acquisition will be an excellent match," said Jon Elsasser, vice president - bearings - Europe, Africa and West Asia. "Gnutti is a respected tapered roller bearing specialist with a reputation for producing quality bearings. We see its presence and service capabilities, combined with Timken's worldwide leadership in customer engineering and manufacturing technology, to be a more formidable competitive force in this region."

                  The Timken Company has operated a design and sales office in Milan, Italy, since 1988.

                  "We have been selling tapered roller bearings in the Italian market for many years," added Mr. Elsasser. "By operating a manufacturing plant there, we will enhance significantly our service to customers. Gnutti's production capabilities will complement our existing European manufacturing facilities in France, England and Poland, allowing us to leverage each plant's areas of expertise for optimum performance for our customers and shareholders."

                  The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs about 18,000 people worldwide and reported 1995 sales of more than $2.2 billion.

                  On October 21, 1996, the company issued the following press release:

                  Canton, OH -- October 21, 1996 -- During a nine-month period highlighted by affiliations and investments made to spur growth and strengthen leadership worldwide, The Timken Company reported higher sales and earnings, including record results for the quarter and nine months ended September 30.

                  "Producing these results meant successfully overcoming weaknesses in certain markets: heavy trucks, freight cars and locomotives in the U.S. and truck, construction and agricultural equipment in Europe," said Joseph
F. Toot,Jr., president and chief executive officer. "Achieving this level of performance in a mixed world economy reflects well on both the soundness of our strategies and the achievements of our associates. We were pleased to see our efforts, both the ones aimed at accelerating


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growth and those intended to reduce costs, produce results that put our earnings well ahead of last year's.

                  "We continued a string of 17 straight year-to-year quarterly sales increases," said Mr. Toot, "Excluding write-offs and accounting changes, we have achieved year-to-year improvements in net earnings in 18 of the last 19 quarters, including the two most recent."

                  For the first nine months of 1996, the company achieved record net sales of $1.78 billion, up 7 percent from $1.67 billion of 1995's first nine months. For the third quarter, net sales were $581.4 million, an increase of 12 percent over the $519.5 million in the year-earlier period.

                  Net Income for 1996's first nine months totaled $99.9 million, up 18 percent from $84.5 million in last year's first nine months. For the third quarter, net income was $31.8 million, well above the year-earlier total of $19 million, and an all-time high for the quarter.

                  Earnings per share for the first nine months totaled $3.18 versus $2.71 in 1995's corresponding period. For the third quarter, earnings per share were $1.01 compared with $0.61 in the year-ago period.

                  During the quarter, the company contributed additional funds to its pension plans and financed various growth initiatives. As a result, debt at the end of the third quarter was higher than a year ago.

BEARING BUSINESS RESULTS
------------------------

                  In the Bearing Business, higher-value "smart" bearings equipped with sensors and used in anti-lock braking systems buoyed sales. So did strengthened business in Mexico, Argentina and Australia.

                  During the third quarter, the company announced an expansion of its New Philadelphia, Ohio, bearing plant that will increase by 50 percent its capacity for precision bearings used in high technology applications such as aircraft and high-speed printing presses.

                  In the first nine months, Bearing Business net sales were $1.19 billion compared with $1.15 billion in 1995's corresponding period. For the third quarter, net sales were $382.6 million versus $351.5 million a year earlier.

                  Operating income in the first nine months totaled $114.3 million compared with $109.4 million in last year's first nine months. For the third quarter, operating income increased to $37.9 million from $33.4 million in 1995's third period. Cost reductions in manufacturing contributed to growth in operating


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income. The third quarter was also affected by an inventory write-up that was considerably less than one recorded in the year-ago period.

STEEL BUSINESS RESULTS
----------------------

                  Continuing strong demand for both alloy steel products and steel components as well as continuous improvement efforts propelled the Steel Business to higher financial performance.

                  The company last week announced plans to invest $30 million in new technology to expand its manufacturing capabilities and increase its product lines in the fast-growing Steel Parts Business. Earlier it announced a $55 millon investment in its Harrison Steel Plant that will result in a new rolling mill and bar processing equipment.

                  In the first nine months, Steel Business net sales totaled $585.3 million, up from $527.9 million in last year's corresponding period. For the third quarter, net sales increased to $198.8 million from $168 million in the year-ago period.

                  Operating income in the first nine months rose to $70.5 million from $52.1 million in 1995's first nine months. For the third quarter, operating income was $22.4 million versus $4.6 million in the year-earlier period. Natural gas costs were higher than a year ago, but steel scrap prices were lower. Operating income in 1995's third quarter was adversely affected by a physical inventory adjustment.

                  The Timken Company (NYSE:TKR) is a leading international manufacturer of highly engineered bearings and allow steels. the company employs about 18,000 people worldwide and reported 1995 sales of more than $2.2 billion.

THE TIMKEN COMPANY AND SUBSIDIARIES

                                                Third Quarter        Second Quarter           Nine Months
Consolidated Statements of Income             Ended September 30      Ended June 30          Ended Sept. 30
  (Thousands of dollars,                     1996          1995           1996            1996            1995
  except share data)                      ----------    ----------     -----------      -----------   -----------
Net sales................................ $  581,417    $  519,463      $  601,553      $ 1,778,924   $ 1,674.159
Cost of products sold....................    443,767       403,912         459,164        1,359,670     1,286,640
                                          ----------    ----------      ----------      -----------   -----------
     Gross profit........................    137,650       115,551         142,389          419,254       387,519

Selling, administration &
  general expenses.......................     77,326        77,552          78,217          234,460       225,974
                                              ------        ------          ------          -------       -------
     Operating income....................     60,324        37,999          64,172          184,794       161,545
Other income (expense):
  Interest expense.......................     (4,672)       (4,781)         (4,059)         (12,406)      (15,162)
  Other income (expense) - net...........     (3,545)       (2,427)         (2,281)          (8,606)       (9,575)
                                          ----------    ----------      ----------      -----------   -----------
     Income before income taxes..........     52,107        30,791          57,832          163,782       136,808
Provision for income taxes...............     20,322        11,763          23,308           63,875        52,261
                                          ----------    ----------      ----------      -----------   -----------
     Net income..........................     31,785        19,028          34,524           99,907        84,547
                                          ==========    ==========      ==========      ===========   ===========

     Net income per share................ $     1.01    $     0.61      $     1.10      $      3.18   $      2.71
                                          ==========    ==========      ==========      ===========   ===========

Average shares outstanding............... 31,424,410    31,244,711      31,480,612       31,420,653    31,159,689
=================================================================================================================



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

Consolidated Balance Sheets..............  Sept. 30       Dec. 31         June 30
  (Thousands of dollars).................    1996          1995            1996
                                          ----------    ----------      ----------
ASSETS
Cash & cash equivalents.................. $   15,309   $     7,262      $    6,869
Accounts receivable......................    323,342       284,924         326,536
Deferred income taxes....................     54,179        50,183          52,686
Inventories..............................    427,482       367,889         413,866
                                          ----------    ----------      ----------
     Total current assets................    820,312       710,258         799,956
Property, plant & equipment..............  1,068,217     1,039,382       1,058,753
Deferred income taxes....................     14,203        31,176          30,710
Other assets.............................    178,482       145,109         165,887
                                          ----------    ----------      ----------
     Total assets........................ $2,081,214    $1,925,925      $2,055,306
                                          ==========    ==========      ==========

LIABILITIES

Accounts payable & other
  liabilities............................ $  221,659    $  229,096      $  235,751
Short-term debt & comm. paper............    232,955        60,078         101,656
Accrued expenses.........................    177,140       173,189         192,913
                                          ----------    ----------      ----------
     Total current liabilities...........    631,754       452,363         530,320
Long-term debt...........................    140,930       151,154         151,012
Accrued pension cost.....................     27,265        97,524         102,823
Accrued postretirement benefits..........    394,825       393,706         396,551
                                          ----------    ----------      ----------
     Total liabilities................... $1,194,774    $1,104,747      $1,180,706

SHAREHOLDERS' EQUITY.....................    886,440       821,178         874,600
                                          ----------    ----------      ----------
     Total liabilities & equity.......... $2,081,214    $1,925,925      $2,055,306
                                          ==========    ==========      ==========

BEARING BUSINESS SEGMENT FINANCIAL RESULTS
(Dollars in millions)

                                Third Quarter    Second Quarter    Nine Months
                             Ended September 30  Ended June 30    Ended Sept. 30
                               1996      1995        1996       1996       1995
                             --------  --------    --------  ----------  ----------
Net sales ................   $  382.6  $  351.5  $  403.5   $  1,193.6  $  1,146.3

Operating Income .........   $   37.9  $   33.4  $   36.0   $    114.3  $    109.4

Operating Margin .........        9.9%      9.5%      8.9%         9.6%        9.5%

STEEL BUSINESS SEGMENT FINANCIAL RESULTS
(Dollars in millions)
                                Third Quarter    Second Quarter    Nine Months
                             Ended September 30  Ended June 30    Ended Sept. 30
                               1996       1995       1996       1996       1995
                             --------   --------   --------  ----------  ----------
Net sales ...............    $  198.8   $  168.0   $  198.0   $  585.3   $  527.9

Operating Income ........    $   22.4   $    4.6   $   28.2   $   70.5   $   52.1

Operating Margin ........        11.3%       2.7%      14.2%      12.0%       9.9%








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